

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

Laurence S. Geller
Chief Executive Officer
Strategic Hotels & Resorts, Inc.
200 West Madison Street, Suite 1700
Chicago, Illinois 60606

> **Re:** **Strategic Hotels & Resorts, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 001-32223**

Dear Mr. Geller:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Michael McTiernan
Assistant Director

cc: Michael L. Zuppone
Paul, Hastings, Janofsky & Walker LLP
Via facsimile: (212) 230-7752